GREENPOWER MOTOR COMPANY INC.
Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON MAY 23, 2025

AND

INFORMATION CIRCULAR

April 23, 2025

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this notice and information circular, you should immediately contact your advisor.

GREENPOWER MOTOR COMPANY INC.
Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2
Telephone: (604) 563-4144

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of GreenPower Motor Company Inc. (the "Company" or "GreenPower") will be held at Cozen O'Connor LLP, Bentall 5, 550 Burrard St., Suite 2501, Vancouver, BC V6C 2B5 on Friday, May 23, 2025, at the hour of 10:00 a.m. (Pacific time) for the following purposes:

1. to receive the audited financial statements of the Company for the fiscal year ended March 31, 2024 and the accompanying report of the auditors;

2. to set the number of directors of the Company for the ensuing year at six (6) persons;

3. to elect Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Sebastian Giordano, David Richardson and Brendan Riley as directors of the Company;

4. to appoint BDO Canada LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing fiscal year and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;

5. to consider and, if thought fit, to re-approve the Company's 2022 Equity Incentive Plan, including approval of a 10% rolling plan for stock options, as described in the accompanying information circular (the "Information Circular"); and

6. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of Meeting (the "Notice of Meeting").

The Board has fixed April 16, 2025 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered holder of common shares and have received this Notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or other nominee, or a clearing agency in which the intermediary participates (each an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated at Vancouver, British Columbia as of this 23rd day of April, 2025.

By Order of the Board of Directors of

GREENPOWER MOTOR COMPANY INC.

"Fraser Atkinson"

Fraser Atkinson
Chairman and Director

GREENPOWER MOTOR COMPANY INC.
Suite 240 - 209 Carrall Street
Vancouver, B.C. V6B 2J2
Telephone: (604) 563-4144

INFORMATION CIRCULAR
April 23, 2025

INTRODUCTION

This Information Circular accompanies the Notice of Annual General and Special Meeting (the "Notice") and is furnished to shareholders (each, a "Shareholder") holding common shares (each, a "Share") in the capital of GreenPower Motor Company Inc. (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the "Meeting") of the Shareholders to be held at Cozen O'Connor LLP, Bentall 5, 550 Burrard St., Suite 2501, Vancouver, B.C. V6C 2B5, on Friday, May 23, 2025, at 10:00 a.m., Pacific Time, or at any adjournment or postponement thereof.

Date and Currency

The date of this Information Circular is April 23, 2025. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation to any of the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers who are NOBOs (as defined below), and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Share that such Shareholder holds on the record date of April 16, 2025 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED ON THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE'S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER'S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

The Shareholder may vote by mail, by telephone or via the Internet by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting (i.e. 10:00 a.m. PT on Wednesday May 21, 2025), or any adjournment or postponement thereof. The Chairman of the Meeting, in their sole discretion, may accept completed forms of proxy on the day of the Meeting or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those Shareholders who do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided by a broker, then in almost all cases those Shares will not be registered in the Beneficial Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for some Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to the names of all Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of Shares to be voted at the Meeting. If Beneficial Shareholders receive the voting instruction forms from Broadridge, they are requested to complete and return the voting instruction forms to Broadridge by mail. Alternatively, Beneficial Shareholders can call a toll- free number and access Broadridge's dedicated voting website www.proxyvote.com (each as noted on the voting instruction form) to deliver their voting instructions and to vote the Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge voting instruction form cannot use that form as a proxy to vote Shares directly at the Meeting - the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the applicable Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of their broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them, follow the instructions on the form, and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a U.S. Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their Shares.

Beneficial Shareholders consist of non-objecting beneficial owners ("NOBOs") and objecting beneficial owners ("OBOs"). A NOBO is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators. An OBO means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under NI 54-101.

The Company is not sending proxy-related materials directly to NOBOs or OBOs of the Shares. Management of the Company does not intend to pay for intermediaries to forward to OBOs the proxy-related materials and in the case of an OBO, the OBO of the Shares will not receive the materials unless their intermediary assumes the costs of delivery.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value. As of the record date, determined by the board of directors of the Company (the "Board") to be the close of business on April 16, 2025, a total of 29,491,162 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the voting rights attached to the outstanding Shares of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended March 31, 2024, together with the auditor's report thereon, will be presented to the Shareholders at the Meeting. The Company's financial statements and management discussion and analysis are available on SEDAR+ at www.sedarplus.ca

NUMBER OF DIRECTORS

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at six (6). An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends the approval of setting the number of directors of the Company at six (6).

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company's Articles or until such director's earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy. All of the nominees listed in the form of proxy are presently members of the Board.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province, Country of Residence and Position(s) with the Company	Principal Occupation, Business or Employment for last five years	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)
Fraser Atkinson British Columbia, Canada Chief Executive Officer, Chairman and Director	Chairman of the Company since February 2011 and CEO since June 2019; Director of Equus Total Return, Inc. since May 2010; and Director of Amego Capital Corp. since July 2021.	February 11, 2011 to present	2,908,121(5)
Brendan Riley Arizona, United States President and Director	President of the Company since October 2016 and Director since July 2019; VP Bus, Truck and Material Handling of BYD Motors Inc from October 2011 to October 2016.	July 3, 2019 to present	81,716(6)
Mark Achtemichuk(2)(4) British Columbia, Canada Director	Recently retired. Most recently Senior Vice President at CMLS Financial Ltd. from April 2010 to January 2021; and principal of MSA Holdings, Inc. since July 2007.	February 22, 2011 to present	82,078(7)
Malcolm Clay(2)(3)(4) British Columbia, Canada Director	Currently retired. Mr. Clay was a Partner with KPMG LLP from September 1975 to September 2002. Since retirement Mr. Clay has been active as a consultant and Corporate Director for several public companies.	February 22, 2011 to present	605,915(8)
David Richardson (3)(4) British Columbia, Canada Director	Founder and Chairman of Octaform Systems Inc. from May 1997 to present. Mr. Richardson has served on a number of public and private boards throughout his career. Currently he is a Director and Co-founder of ZS2 Technologies Ltd. since October 2020.	March 25, 2015 to present	2,873,097(9)
Sebastian Giordano(2)(3) New York, United States Director	Mr. Giordano is a consultant, director and executive for various public and private companies. Currently he is a Director of Ayro, Inc., a company listed on NASDAQ since February 2013 and Transportation and Logistics Systems, Inc., a company listed on the OTC PINK since January 2022.	December 16, 2024 to present	Nil(10)

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 16, 2025 based upon information furnished to the Company by the individual directors.

(2) Member of the Audit Committee.

(3) Member of Nominating Committee.

(4) Member of Compensation Committee.

(5) Mr. Atkinson holds 1,330,052 Shares directly, 28,571 Shares in the Atkinson Family Trust, 804,854 Shares indirectly with Koko Financial Services Ltd. ("Koko"), a private company owned by Mr. Atkinson, 708,928 Shares indirectly with KFS Capital LLC ("KFS"), a private company owned by Mr. Atkinson, 17,858 indirectly through H. Atkinson ITF SS Atkinson and 17,858 indirectly through H. Atkinson ITF RR Atkinson. Mr. Atkinson also beneficially holds 345,000 stock options, each of which entitles Mr. Atkinson to purchase one Share, of which 100,000 stock options are exercisable at a price of U.S. $20.00 per Share until November 19, 2025, 50,000 stock options are exercisable at a price of $16.45 until December 10, 2026, 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028, 60,000 stock options are exercisable at a price of $2.72 per Share until March 27, 2029 and 75,000 stock options are exercisable at a price of $0.78 per Share until March 14, 2030.

(6) Brendan Riley holds 81,716 Shares directly. Mr. Riley also beneficially holds 345,000 stock options, each of which entitles Mr. Riley to purchase one Share, of which 100,000 stock options are exercisable at a price of U.S. $20.00 per Share until November 19, 2025, 50,000 stock options are exercisable at a price of $16.45 until December 10, 2026, 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028, 60,000 stock options are exercisable at a price of $2.72 per Share until March 27, 2029 and 75,000 stock options are exercisable at a price of $0.78 per Share until March 14, 2030.

(7) Mark Achtemichuk holds 72,505 Shares directly, 3,696 Shares through his TFSA account, 2,600 shares in his RRSP, and 3,277 Shares through his RESP account. Mr. Achtemichuk also beneficially holds 250,000 stock options, each of which entitles Mr. Achtemichuk to purchase one Share, of which 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025, 50,000 stock options are exercisable at a price of $16.45 per share until December 10, 2026, 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028, 60,000 stock options are exercisable at a price of $2.72 per Share until March 27, 2029 and 75,000 stock options are exercisable at a price of $0.78 per Share until March 14, 2030.

(8) Malcolm Clay holds 584,920 Shares directly, 17,070 Shares through his RRIF account and 3,925 Shares through his TFSA account. Mr. Clay also beneficially holds 250,000 stock options, each of which entitles Mr. Clay to purchase one Share, of which 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025, 50,000 stock options are exercisable at a price of $16.45 per share until December 10, 2026, 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028, 60,000 stock options are exercisable at a price of $2.72 per Share until March 27, 2029 and 75,000 stock options are exercisable at a price of $0.78 per Share until March 14, 2030.

(9) David Richardson holds 115,000 Shares directly and 2,758,097 Shares indirectly through Countryman Investments Ltd. ("Countryman"). Mr. Richardson also directly holds 250,000 stock options, each of which entitles Mr. Richardson to purchase one Share, of which 5,000 stock options are exercisable at a price of U.S. $20.00 per Share until December 4, 2025, 50,000 stock options are exercisable at a price of $16.45 per share until December 10, 2026, 60,000 stock options exercisable at a price of $3.80 per share until February 14, 2028, 60,000 stock options are exercisable at a price of $2.72 per Share until March 27, 2029 and 75,000 stock options are exercisable at a price of $0.78 per Share until March 14, 2030.

(10) Sebastian Giordano doesn't hold any Shares. Mr. Giordano directly holds 75,000 stock options which entitles Mr. Giordano to purchase one Share at a price of $0.78 per Share until March 14, 2030.

It is the responsibility of the Insiders (including the directors and officers of the Company) to file in a timely fashion all of their transactions on www.sedi.ca, which the Company has relied on for the information contained in the Information Circular.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Orders

To the best of management's knowledge, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

Except as disclosed below, to the best of management's knowledge, no proposed director of the Company is, or within ten (10) years before the date of this Information Circular, has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.  Mr. Fraser Atkinson is a director and officer of Alta Ready Mix Inc., which appointed Bowra Group Inc. who obtained an approval for a proposal to creditors on March 20, 2017 and court approval on April 11, 2017 for a creditor arrangement. Alta Ready Mix Inc. continues its business operations and is in good standing.

To the best of management's knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director of the Company.

Penalties and Sanctions

To the best of management's knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

"CEO" means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the Company's security was last sold, on the applicable date,

(a) in the security's principal marketplace in Canada, or

(b) if the security is not listed or quoted on a marketplace in Canada, in the security's principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

"external management company" includes a subsidiary, affiliate or associate of the external management company;

"grant date" means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a)  a CEO;

(b)  a CFO;

(c)  each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(d)  each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

For the purpose of this section, all amounts herein are reported in U.S. dollars unless stated otherwise.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The overall objective of the Company's compensation strategy is to offer short-term, medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest caliber and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has short-term, medium-term and long-term compensation components in place, and intends to further develop these compensation components. The objectives of the Company's compensation policies and procedures are to align the interests of the Company's employees with the interests of its Shareholders.

The Company has a compensation committee (the "Compensation Committee") comprised of Mark Achtemichuk, Malcolm Clay and David Richardson and a nominating committee (the "Nominating Committee") comprised of David Richardson, Malcolm Clay and Sebastian Giordano.  Mark Achtemichuk is the chair of the Compensation Committee and David Richardson is the chair of the Nominating Committee. All tasks related to developing and monitoring the Company's approach to the compensation of officers of the Company and to developing and monitoring the Company's approach to the nomination of directors to the Board are performed by the members of these committees in consultation with the Board. The compensation of the NEOs and the Company's employees are reviewed, recommended and approved by these committees in consultation with the Board.

Compensation to NEOs may include a base salary that constitutes the Company's short-term compensation component. Such salary takes into account his or her existing professional qualifications and experience. The NEOs' performances and salaries are to be reviewed periodically on the anniversary of their employment with the Company. Increases in salary are to be evaluated on an individual basis and are performance and market-based.

The Company may also grant incentive securities to NEOs to satisfy the long-term compensation component. The Board may also award bonuses to its NEOs. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a NEO. The objective of the Company's base salary and bonus compensation elements is to compensate NEO's at competitive market levels in order to attract and retain the best individuals for these positions in order to achieve the Company's long-term plans and objectives. In addition, the objective of the Company's stock option compensation is to align each NEO's interests with the interests of the Shareholders. Depending on the NEO's position, the amount of the grant, and other factors, the vesting schedule of stock option grants is generally over a one year to a three-year period. This enables the stock option grant to provide both short-term and long-term incentive components to employees, which the Company believes better aligns the NEO's interests with those of the Shareholders, as it provides incentives for the NEO to consider the longer-term business interests of the Company when fulfilling the duties of their role.

To make its recommendations on the compensation of our NEO's, the Compensation Committee takes into account the types of compensation and the amounts paid to directors and officers of a peer group of companies listed on the Nasdaq stock exchange in the same or similar industry with market capitalizations under $2 billion. In a review conducted during the year ended March 31, 2023 and in subsequent years, companies included in this peer group are Workhorse Group, Inc. (Nasdaq: WKHS); Lightning eMotors, Inc. (NYSE: ZEV); The Lion Electric Co. (NYSE: LEV); Blink Charging Co. (Nasdaq:BLNK); and Vicinity Motors Corp. (NYSE: VEV). The Compensation Committee considers the peer group appropriate as these companies share the Company's listing exchange, are in the same or similar industry, and within a comparable market capitalization range.

In determining the amount of stock option grants to the CEO, CFO and President, the Compensation Committee considers market levels of grants to the peer group of comparable companies used to determine overall compensation levels. For grants to NEO's other than the CEO, CFO and President, the Compensation Committee considers recommendations from its senior executive officers, in addition to considering market levels of compensation for similar roles at comparable companies, and overall business performance.

During the year ended March 31, 2023, the Compensation Committee approved a bonus program for the CEO, the President and the CFO, with maximum payouts of $250,000, $137,500, and CDN$125,000 respectively. 60% of the potential bonus payout for each of these individuals was based on achieving consolidated sales revenue, based on the Company's audited annual financial statements for the year ended March 31, 2023, of between $30 million and $36 million, pro-rated. The remaining 40% of the potential bonus payout to these three executives was based on achieving a range of business objectives, the measurement of which is subjective, that are aligned with each executive's responsibilities, relating to areas including but not limited to production, supply chain, cost improvements, employees, financing, investor relations activities and regulatory filings and reporting. Based on these factors, the Board approved year-end bonuses for the year-ended March 31, 2023 for the CEO, President and CFO respectively, of $75,750, $82,500 and CDN$25,000 respectively.  There were no bonuses during the years ended March 31, 2024 and 2025.

The Company has not placed any restrictions on an NEO or a director's ability to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Risks Associated with Compensation Policies and Practices

In fulfilling its duties for oversight and administration of the Company's executive compensation program, the Compensation Committee considers risks associated with the Company's compensation policies and practices. The potential risks of the Company's compensation policies and practices are considered on an annual basis as part of the evaluation of the NEO's performance and determination of the overall compensation for the coming year, and more frequently where required or where appropriate. The Compensation Committee mitigates the risk of an NEO taking excessive or inappropriate risks by structuring the overall compensation to include both short-term and long-term components as well as fixed and variable elements. The long-term compensation includes stock options with vesting profiles between one to three years, which helps align management's interests with those of the Company, and helps to manage risk by linking a portion of the NEO's overall compensation to the longer term performance of the Company.

Performance Graph

The above graph compares the total shareholder return on a CDN$100 investment in the Shares to the same investment in the S&P/TSX Venture Composite Index over the same period. The above graph shows how a CDN $100 investment in the Company on March 31, 2020 with a closing stock price of CDN $1.61 on such date (adjusted for a seven for one share consolidation in August 2020), would have decreased to CDN $40.00 on March 31, 2025, with a closing stock price of CDN $0.68 on such date.

As illustrated in the above chart, the Shares have outperformed the S&P/TSX Venture Composite Index over the past five years. The compensation to executive officers is set at levels that are comparable to similar roles at similar companies, and are comprised of base salary, bonuses, and option-based awards. The amount and award of bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a NEO.

Base salary and bonuses paid to NEO's has not been driven by share price performance, and rather are based on market factors. The majority of option based awards granted to the CEO, CFO and President, vest over a standard one year vesting period.

Share-based and Option-based Awards

The Company provides Option-based Awards to its employees and executive officers, and the Company does not offer Share-based Awards to executive officers, but may choose to do so in the future. Option-based Awards are generally granted to employees and executive officers on an annual basis based on the Company's performance, the individual's role, and the individual's performance based on the expectations of the role. In addition, option-based awards are typically granted to NEO's on their initial hire date as part of their long-term compensation. Previous grants are taken into account when considering new grants of options.

Compensation Governance

The Compensation Committee consists of Mark Achtemichuk, Malcolm Clay and David Richardson.  Mark Achtemichuk is the chair of the Committee. Each of the members of the Compensation Committee are independent. All tasks related to developing and monitoring the Company's approach to the compensation of officers of the Company are performed by the members of this committee in consultation with the Board. The compensation of the NEOs and the Company's employees are reviewed, recommended and approved by these committees in consultation with the Board.

Mr. Achtemichuk holds a Bachelor of Commerce degree from the University of British Columbia (1998), his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (2001), and is a CFA Charterholder (2009). Mr. Achtemichuk is currently retired and remains active as an advisor to a private, Canadian alternative investment manager.

Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). Mr. Clay is currently retired, and since retirement has been active as a financial consultant and corporate director.

Mr. Richardson is the founder and Chairman of Octaform Systems Inc. since May 1997.  Mr. Richardson is a Director and Co-founder of ZS2 Technologies Ltd. since October 2020.. Mr. Richardson has received the ICD.D designation from the Institute of Corporate Directors.

The Board adopted a formal Compensation Committee Charter on August 23, 2020. The Compensation Committee, in consultation with the Board, conducts reviews with regards to the compensation of the Company's officers and directors once a year. Neither the Board nor the Compensation Committee has retained a compensation consultant during the year ended March 31, 2025, or between March 31, 2025 and the date of this Information Circular.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets out information concerning compensation earned by, paid to, or awarded to each NEO for each of the Company's three most recently completed financial years (1):

Non-equity incentive plan compensation ($)
Name and Principal Position	Fiscal Year	Salary ($)	Share-based awards ($)(2)	Option-based awards ($)(3)	Annual incentive plan ($)(2)	Long-term incentive plans(2)	Pension value ($)(2)	All other compensation ($)(4)	Total compensation ($)
Fraser Atkinson(5) CEO, Chairman and director	2025 2024 2023	Nil Nil Nil	N/A N/A N/A	32,869 93,459 399,380	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	450,000(6) 450,000(6) 300,750(6)	482,869 543,459 700,130
Brendan Riley(7) President and director	2025 2024 2023	350,000 347,116 275,000	N/A N/A N/A	32,869 93,459 399,380	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	2,000 87,077 82,500	384,869 527,652 756,880
Michael Sieffert(8) CFO and Secretary	2025 2024 2023	215,730(9) 228,129(9) 190,000(9)	N/A N/A N/A	32,869 93,459 399,380	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	2,797 25,759 19,000	251,396 347,347 608,380
Yanyan Zhang Vice President of Program Management	2025 2024 2023	175,000 148,847 149,693	N/A N/A N/A	30,216 11,296 137,191	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	207,331 162,451 286,884
Wendell White Vice President of Production	2025 2024 2023	152,308 127,385 100,377	N/A N/A N/A	10,956 31,353 32,791	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	165,286 160,883 135,031
Claus Tritt Vice President of Medium Duty and Commercial Vehicle Sales	2025 2024 2023	150,020 150,020 49,045	N/A N/A N/A	4,383 15,576 16,149	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	154,518 165,711 65,194

(1) All values in the table are expressed in US$.

(2) During the three fiscal years ending March 31, 2025, none of the NEOs were granted share based awards, nor did they receive non-equity incentive plan compensation. The Company offers an optional 401k plan for US employees under which the Company matches employee contributions made to the 401k plan up to $2,000 per annum. The Company offers an optional RSP plan for Canadian employees under which the Company matches employee contributions made to the RSP plan up to CAD$2,700 per annum.

(3) Option-based awards were calculated at the fair market value at the time of grant under the Black-Scholes method. The value of options with an exercise price denominated in CDN$ was converted to US$ at exchange rates of $0.72,  $0.74, and $0.76 in the years ended March 31, 2025, March 31, 2024, and March 31, 2023 respectively, and these exchange rates were the average exchange rates used for financial reporting purposes for the respective years.

(4) None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over CDN$50,000 or over 10% of their base salary. Other compensation comprised of consulting fee, benefits and discretionary bonus.

(5) Mr. Atkinson was appointed as CEO on June 12, 2019.

(6) This consulting fee was paid to Koko Financial Services Ltd., a private company owned by Mr. Atkinson, as compensation for Mr. Atkinson's provision of services of Koko Financial Services Ltd. fulfilling the duties of CEO of the Company. Neither Mr. Atkinson nor Koko Financial Services Ltd. received additional compensation for Mr. Atkinson's services as a director of the Company.  Pursuant to the amended management services agreement between the Company and Koko Financial Services Ltd. dated September 29, 2023, the Company agreed to pay Koko Financial Services Ltd. a base fee of $450,000 per annum (plus GST) payable monthly commencing April 1,2023.

(7) Brendan Riley was appointed President of the Company on September 19, 2016 and was appointed as a director of the Company on July 3, 2019.

(8) Michael Sieffert was appointed as the CFO and secretary of the Company on December 1, 2018.

(9) Salary paid to Michael Sieffert was converted from CDN$ to US$ at exchange rates of $0.72, $0.74, and $0.76 in the years ended March 31, 2025, March 31, 2024, and March 31, 2023 respectively, and these exchange rates were the average exchange rates used for financial reporting purposes for the respective years.

(10) Yanyan Zhang was promoted to Vice President of Program Management in May of 2021.

(11) Claus Tritt was appointed as the Vice President of Medium Duty and Commercial Vehicle Sales on November 28 of 2022.

Narrative Discussion

Employment, Consulting and Management Agreements

Fraser Atkinson

On September 29, 2023, the Company entered into an employment agreement with Koko Financial Services Inc. and Fraser Atkinson, which was effective as of April 1, 2023. Under the terms of the employment agreement, Koko Financial Services Inc. accepted the appointment with the designated Fraser Atkinson to act as the Chief Executive Officer of the Company for a term of one year from the effective date, which shall be automatically extended for periods of one year if not otherwise terminated pursuant to the terms of the agreement. Under the terms of the employment agreement Koko Financial Services shall be paid a base fee of US$450,000 per year, plus applicable taxes, and shall be eligible for cash bonuses of up to 125% of the annual base fee. In addition and pursuant to the employment agreement, Fraser Atkinson is eligible for stock option grants and equity incentive grants. In the event of a termination on a change of control, Koko Financial Services Inc.  is entitled to 24 months of the base fee.

Brendan Riley

On September 29, 2023, the Company entered into an employment agreement with Brendan Riley, which was effective as of April 1, 2023. Under the terms of the employment agreement, Brendan Riley agreed to act as the President of the Company for a term of one year from the effective date, which shall be automatically extended for periods of one year if not otherwise terminated pursuant to the terms of the employment agreement. Under the terms of the employment agreement Brendan Riley will be paid a base salary of US$350,000 per year, and shall be eligible for cash bonuses of up to 100% of his annual base salary. In addition and pursuant to the employment agreement, Brendan Riley is eligible for stock option grants and equity incentive grants. In the event of a termination on a change of control, Brendan Riley is entitled to 16 months of the base salary.

Michael Sieffert

On September 29, 2023, the Company entered into an employment agreement with Michael Sieffert, which was effective as of April 1, 2023. Under the terms of the employment agreement, Michael Sieffert agreed to serve as the Chief Financial Officer of the Company for a term of one year from the effective date, which shall be automatically extended for periods of one year if not otherwise terminated pursuant to the terms of the employment agreement. Under the terms of the employment agreement Michael Sieffert will be paid a base salary of CAD$300,000 per year, and shall be eligible for cash bonuses of up to 75% of his annual base salary. In addition and pursuant to the employment agreement, Michael Sieffert is eligible for stock option grants and equity incentive grants. In the event of a termination on a change of control, Michael Sieffert is entitled to 12 months of the base salary.

Yanyan Zhang

In March 2017, the Company entered into an employment agreement with Yanyan Zhang. Pursuant to this agreement, Ms. Yanyan Zhang agreed to be employed as the Project Manager of the Company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Ms. Zhang's employment commenced on April 3, 2017 at a base salary of $72,000. In May 2020, Ms. Zhang was promoted to Director of Operations. Effective May 4, 2020, Ms. Zhang's base compensation was increased to $94,000 per annum. In May 2021, Ms. Zhang was promoted to Vice President of Program Management. Effective June 1, 2021, Ms. Zhang's base compensation was increased to $130,000 per annum. Effective April 1, 2022, Ms. Zhang's base compensation was increased to $150,000 per annum and effective April 1, 2024, Ms. Zhang's base compensation was increased to $175,000 per annum.

Claus Tritt

On November 28, 2022, the Company entered into an employment agreement with Claus Tritt. Pursuant to this agreement, Mr. Claus Tritt agreed to be employed as the Vice President of Medium Duty and Commercial Vehicle Sales of the Company and agreed to fulfil any and all duties, roles and responsibilities relevant to this position as set out in the employment agreement. Mr. Tritt's employment commenced on November 28, 2022 at a base salary of $150,000 plus bonuses.

Wendell White

In January 2017, the Company entered into an employment agreement with Wendell White. Pursuant to this agreement, Mr. White agreed to be employed as the Production Manager of the Company and agreed to fulfil any and all duties, roles, and responsibilities relevant to this position set out in the employment agreement. Mr. White's employment commenced on February 1, 2017 at a base salary of $84,000 per annum. Effective December 10, 2021, Mr. White's salary was increased to $94,000 per annum. Effective November 19, 2022, Mr. White's compensation was increased again to $110,000 per annum. Effective March 2, 2023, Mr. White's base compensation was increased to a salary of $122,000 per annum. Effective January 6, 2024, Mr. White was promoted to Vice President of Production, and Mr. White's compensation was increased to $150,000 per annum.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out information concerning the option-based and share-based awards held by our NEOs as at March 31, 2025:

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options(2) (CDN$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Fraser Atkinson	100,000	20.00(3)	November 19, 2025	Nil	N/A	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	N/A	N/A	N/A
	60,000	3.80	February 14, 2028	Nil	N/A	N/A	N/A
	60,000	2.72	March 27, 2029	Nil	N/A	N/A	N/A
	75,000	0.78	March 14, 2030	Nil	N/A	N/A	N/A
Brendan Riley	100,000	20.00(3)	November 19, 2025	Nil	N/A	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	N/A	N/A	N/A
	60,000	3.80	February 14, 2028	Nil	N/A	N/A	N/A
	60,000	2.72	March 27, 2029	Nil	N/A	N/A	N/A
	75,000	0.78	March 14, 2030	Nil	N/A	N/A	N/A
Michael Sieffert	100,000	20.00(3)	November 19, 2025	Nil	N/A	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	N/A	N/A	N/A
	60,000	3.80	February 14, 2028	Nil	N/A	N/A	N/A
	60,000	2.72	March 27, 2029	Nil	N/A	N/A	N/A
	75,000	0.78	March 14, 2030	Nil	N/A	N/A	N/A

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options(2) (CDN$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Yanyan Zhang	2,857	4.90	July 3, 2025	Nil	N/A	N/A	N/A
	15,000	19.62	May 18, 2026	Nil	N/A	N/A	N/A
	25,000	16.45	December 10, 2026	Nil	N/A	N/A	N/A
	20,000	3.80	February 14, 2028	Nil	N/A	N/A	N/A
	20,000	2.72	March 27, 2029	Nil	N/A	N/A	N/A
	25,000	0.78	March 14, 2030	Nil	N/A	N/A	N/A
Claus Tritt	50,000	3.80	February 14, 2028	Nil	N/A	N/A	N/A
	10,000	2.72	March 27, 2029	Nil	N/A	N/A	N/A
	10,000	0.80	March 14, 2030	Nil	N/A	N/A	N/A
Wendell White	3,571	4.90	July 3, 2025	Nil	N/A	N/A	N/A
	10,000	19.62	May 18, 2026	Nil	N/A	N/A	N/A
	15,000	16.45	December 10, 2026	Nil	N/A	N/A	N/A
	15,000	3.80	February 14, 2028	Nil	N/A	N/A	N/A
	20,000	2.72	March 27, 2029	Nil	N/A	N/A	N/A
	25,000	0.78	March 14, 2030	Nil	N/A	N/A	N/A

(1) Our NEO's were not granted share-based awards during the year ended March 31, 2025.

(2) Based on CDN$0.68, being the closing price of the Shares on the TSX Venture Exchange on March 31, 2025.  There was no value of unexercised in the money options.

(3) Exercise price in US$.

Incentive Plan Awards - Value vested or Earned During the Year

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended March 31, 2025:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Fraser Atkinson	Nil	N/A	N/A
Brendan Riley	Nil	N/A	N/A
Michael Sieffert	Nil	N/A	N/A
Yanyan Zhang	Nil	N/A	N/A
Claus Tritt	Nil	N/A	N/A
Wendell White	Nil	N/A	N/A

(1) Calculated using the closing share price on the TSX Venture Exchange on March 31, 2025, being CDN $0.68, less the exercise price, multiplied by the number of shares vested during the year.

(2) Our NEO's did not receive share-based awards or non-equity incentive plan compensation during the year ended March 31, 2025.

Narrative Discussion

Effective April 19, 2022, the Company adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was subsequently approved by the Shareholders at the Company's AGM on May 26, 2022 and re-approved on March 28, 2023. The 2022 Plan replaced the 2019 Plan (as defined below) and after the plan's effective date, no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,499,116. Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of Options available to grant increases as the number of issued and outstanding Shares increases. Performance-Based Awards which have been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being settled shall be available for subsequent grants, but Performance-Based Awards which are settled in securities will reduce the number of Shares reserved for issuance under the fixed number  of the 2022 Plan. This following description is intended as a brief description of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan.

Purpose of the 2022 Plan

The purpose of the 2022 Plan is to promote the long-term success of the Company and the creation of Shareholder value by: (i) encouraging the attraction and retention of eligible persons; (ii) encouraging such eligible persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such eligible persons with the interests of the Company. The 2022 Plan provides flexibility to the Company to grant Performance-Based Awards to eligible persons.

Shares Subject to the 2022 Plan

The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, such number being 29,491,162 as at April 16, 2025 and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,949,116. Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of Options available to grant increases as the number of issued and outstanding Shares increases. Performance-Based Awards which have been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being settled shall be available for subsequent grants, but Performance-Based Awards which are settled in securities will reduce the number of Shares reserved for issuance under the fixed 10% portion of the 2022 Plan.

Participation Limits

The 2022 Plan provides that:

(a) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(b) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, at any point in time, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares;

(c) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any participant (as defined in the 2022 Plan) under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to such participant (and to Companies wholly-owned by that participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed five (5%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(d) the maximum aggregate number of Shares issuable to any one consultant (as defined in the 2022 Plan) under the 2022 Plan, within any twelve (12) month period, together with Shares issuable to such consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(e) the maximum aggregate number of Shares issuable pursuant to grants of Options to all investor relation service providers performing investor relations activities under the 2022 Plan, within any 12 month period, shall not in aggregate exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, persons performing investor relations activities are only eligible to receive Options under the 2022 Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under the 2022 Plan.

Administration of the 2022 Plan

The 2022 Plan shall be administered by the Board of the Company and the Board of the Company has full authority to administer the 2022 Plan, including the authority to interpret and construe any provision of the 2022 Plan and to adopt, amend and rescind such rules and regulations for administering the 2022 Plan as the Board of the Company may deem necessary in order to comply with the requirements of the 2022 Plan.

Eligible Persons under the 2022 Plan

When used in connection with the grant of Options, all officers, directors, employees, management company employees and consultants of the Company are eligible to participate in the 2022 Plan. When used in connection with the grant of Performance-Based Awards, all officers, directors, employees, management company employees and consultants of the Company that do not perform investor relations activities are eligible to participate in the 2022 Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2022 Plan will be determined in the sole and absolute discretion of the Board. Each person who receives a grant under the 2022 Plan is referred to as a "Participant".

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2022 Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the 2022 Plan, and will generally be evidenced by an award agreement.

Effective as of February 21, 2023, the Board adopted the 2023 Equity Incentive Plan (the "2023 Plan") in order to grant awards to people in the United States.

The following information is intended as a brief description of the 2023 Plan and is qualified in its entirety by the full text of the 2023 Plan.

Purpose

The purpose of the 2023 Plan to: (i) enable the Company and any affiliate of the Company to attract and retain the types of employees, consultants, directors and such other persons as the plan administrator may select who will contribute to the Company's long range success; (ii) provide incentives that align the interests of employees, consultants, directors and such other persons as the plan administrator may select with those of the Company's shareholders; and (iii) promote the success of  the Company's business.

Administration

The plan administrator, which is currently the Board, will administer the 2023 Plan. The plan administrator has sole authority, in its absolute discretion, to (i) construe and interpret the 2023 Plan; (ii) grant stock options and non-stock option awards (each, an "award") under the 2023 Plan; (iii) determine the individuals to whom awards will be granted under the 2023 Plan and whether an option is an incentive stock option or a non-qualified stock option; (iv) determine the number of Shares subject to award, the terms and conditions of each award, including the exercise price, medium of payment and vesting provisions, and to specify the provisions of the agreement with respect thereto.

Eligibility

Employees of the Company or subsidiary who are subject to tax in the United States are eligible to receive incentive stock options. Subject to applicable laws, employees, consultants and directors of the Company or subsidiary and such other persons as the plan administrator selects are eligible to receive awards that are not incentive stock options.

While the Shares are listed on the Exchange, an award recipient must either be a Director, Employee or Consultant (as defined by the policies of the Exchange) of the Company or a subsidiary of the Company at the time of grant of the award, except as otherwise provided by the policies of the Exchange and, for awards granted to Employees, Consultants or Management Company Employees (as defined by the policies of the Exchange), the Company and the participant must ensure that the award recipient is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

While the Shares are listed on the Exchange, except in relation to Consultant Companies (as defined by the policies of the Exchange), the awards may be granted only to an individual or to a company that is wholly owned by individual eligible for a grant of an award.

Shares Subject to the 2023 Plan

The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security-Based Compensation Arrangements) will not exceed 2,467,595.

The total number of Shares issuable pursuant to the 2019 Plan (under which no further stock options will be granted), the 2022 Plan and the 2023 Plan will not exceed the limit set out under the 2022 Plan, which is 10% of the Company's issued and outstanding Shares from time to time for the stock options and as of Apil 16, 2025, 2,949,116 Shares for the non-stock option awards.

Number of Stock Options

While the Shares are listed on the Exchange, the maximum number Shares subject to a stock option to a holder who is a Consultant (as defined by the policies of the Exchange) is limited to an amount equal to 2% of the then issued and outstanding Shares (on a non-diluted basis) in any 12 month period.

While the Shares are listed on the Exchange, the number of stock options granted to all persons in aggregate who are employed to perform investor relations activities  is limited to an amount equal to 2% of the then issued and outstanding Shares (on a non-diluted basis) in any 12 month period, provided that such stock options vest in stages over a 12 month period with no more than 1/4 of the stock options vesting in any 3 month period.

Type of Awards

Under the 2023 Plan, either stock options or non-stock option awards may be granted. Incentive stock options are stock options that qualify for certain favorable tax treatment under the U.S. tax laws. Non-qualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code.

Non-stock option awards means a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards.

A stock appreciation right is a right to receive, upon exercise, an amount payable in cash or Shares equal to the number of shares subject to the stock appreciation right that is being exercised multiplied by the excess of (i) the fair market value of one share on the date the award is exercised, over (ii) the exercise price specified in the stock appreciation right award agreement. Stock appreciation rights may be granted alone (a "free standing right"), or in tandem with an option.

A restricted award is a hypothetical share unit ("restricted stock units") having a value equal to the fair market value of an identical number of Shares, which may, but need not, provide that such restricted award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period as the plan administrator determines. The plan administrator may also grant restricted stock units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an award Agreement ("deferred stock units"). Each restricted award is subject to the conditions set forth in the 2023 Plan and to such other conditions not inconsistent with the 2023 Plan as may be determined by the plan administrator and set out in the award agreement. A holder of restricted stock units or deferred stock units has no voting rights. At the discretion of the plan administrator, each restricted stock unit or deferred stock unit may be credited with cash, to the extent that the Company does not have sufficient stock available to satisfy the obligation in Shares, or where the issuance of Shares would result in the breach of the limits contained in this Plan, and stock dividend equivalents paid by us in respect of one share.

The plan administrator may grant other equity-based awards, either alone or in tandem with other awards, in such amounts and subject to such conditions as the plan administrator may determine in its sole discretion.

Award Price

The per share exercise price for an incentive stock option must not be less than the fair market value per Share on the date of grant. With respect to incentive stock options granted to a greater-than-ten percent shareholder of the Company, the exercise price per share must not be less than 110% of the fair market value per Share on the date of grant. With respect to non-qualified stock options, the exercise price per share must be determined by the plan administrator at the time the stock option is granted.

While the Shares are listed on the Exchange, the exercise price of the Shares covered by each stock option must be determined by the plan administrator and the exercise price must not be less than the price permitted by the Exchange or other regulatory body having jurisdiction. The Company must not grant stock options or establish a minimum exercise price for stock options unless and until the stock options have been allocated to a particular person or persons.

While the Shares are listed on the Exchange, the exercise price of a stock option must be paid in cash.

The exercise price of a free standing right will be determined by the plan administrator, but will not be less than 100% of the greater of: (i) the fair market value of the shares underlying the free standing right on the date of grant, and (ii) the fair market value of the shares underlying the free standing right on the trading date immediately preceding the date of grant. A related right granted simultaneously with, or subsequent to, the grant of an option and in conjunction therewith or in the alternative thereto, will have the same exercise price as the related option, will be transferable only upon the same terms and conditions as the related option, and will be exercisable only to the same extent as the related option. However, a stock appreciation right, by its terms, will be exercisable only when the fair market value per share subject to the stock appreciation right and related option exceeds the exercise price per share thereof and no stock appreciation rights may be granted in tandem with an option unless the plan administrator determines that the applicable requirements of the 2023 Plan are satisfied.

Duration of Stock Options and Stock Appreciation Rights

The expiration date of a stock option or stock appreciation right must not be later than 10 years from the date of grant; provided that the expiration date of any incentive stock option granted to a greater-than-ten percent shareholder of the Company must not be later than five years from the date of grant.

Vesting Schedule

The vesting schedule for each award must be specified by the plan administrator at the time of grant prior to the provision of services with respect to which such award is granted. If no vesting schedule is specified at the time of grant by the plan administrator or in the 2023 Plan, the award vests immediately.

The plan administrator may accelerate the vesting of one or more outstanding awards provided that other than stock options, no award can vest before the date that is one year following the date it is granted or issued.

Term of Stock Option

Stock options that have vested but have not been exercised terminate upon the occurrence of the first of the following events, except as provided for in a stock option agreement: (i) the expiration of the option; (ii) the date of an optionee's termination of employment or contractual relationship with the Company for cause; (iii) the expiration of three months from the date of an optionee's termination of employment or contractual relationship for any reason other than for cause, death or certain disability; and (iv) the expiration of one year from termination of an optionee's employment or contractual relationship by reason of death or certain disability, provided, however, that while the Shares are listed on the Exchange, stock options granted to optionees engaged in investor relations activities on behalf of the Company expire 30 days after such optionees cease to perform such investor relations activities for the Company. Stock options that have not vested terminate immediately upon the optionee's resignation from or termination of employment or contractual relationship with the Company for any reason whatsoever, including death or disability.

General Provisions of the 2023 Plan

Transfer of Stock Options and Restricted Awards

The stock options granted under the 2023 Plan may not be transferred, assigned, pledged or hypothecated in any manner other than by will or by applicable laws of descent and distribution, and will not be subject to execution, attachment or similar process, provided, however, that subject to applicable laws, the optionee's heirs or administrators may exercise any portion of the outstanding vested stock options within one year of the optionee's death. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any stock option contrary to the provisions of the 2023 Plan, or upon the sale, levy or any attachment or similar process contrary to the rights and privileges conferred by the 2023 Plan, such stock option will terminate and become null and void.

The restricted awards granted under the 2023 Plan are subject to the terms of the applicable award agreement, which may, but need not, include that the restricted award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period as the plan administrator determines.

Securities Regulation and Tax Withholding

Stock options will not be granted and Shares will not be issued with respect to stock options unless the grant of such stock options, the exercise of such stock options and the issuance and delivery of such shares comply with all applicable laws. The optionee must pay to us promptly upon exercise of a stock option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, provincial, local and foreign withholding taxes resulting upon exercise of a stock option or from a transfer or other disposition of Shares acquired upon exercise of a stock option or otherwise related to a stock option or Shares acquired in connection with a stock option.

Certain Corporate Transactions

If the Company is involved in a merger, consolidation, acquisition of property, reorganization, or liquidation, or the Company declares a dividend payable in, or subdivided, reclassify, reorganize, or combine the Shares, the plan administrator will, with respect to each outstanding stock option, proportionately adjust the number of Shares subject to such stock option and/or the exercise price per share so as to preserve the rights of the optionee substantially proportionate to the rights of the optionee prior to such event. Also to the extent such action includes an increase or decrease in the number of Shares, the number of shares available under the 2023 Plan and the exercise price for such stock option will automatically be increased or decreased proportionately.

For greater certainty, the exercise price for any stock options and the number of Shares deliverable upon the exercise of the stock options will be subject to adjustment in the case of any capital reorganization or of any reclassification of the capital of the Company, or in the case of the consolidation, merger or amalgamation of the Company with or into any other company, each stock option will, after such event, confer the right to purchase the number of Shares or other securities of the Company (or of the company resulting from such event) which the optionee would have been entitled to upon such event if the optionee had been a shareholder of the Company at the time of such event.

Term of the Plan

The plan administrator may grant incentive stock options on or after the date on which the 2023 Plan is adopted through the day immediately preceding the 10th anniversary of the date the 2023 Plan is adopted. The plan administrator may grant non-qualified stock options on or after the date the 2023 Plan is adopted and until the 2023 Plan is terminated by the Board.

Shareholder Approval

While the Shares are listed on the Exchange, unless disinterested shareholder approval is obtained, under no circumstances will the 2023 Plan, together with all of other previously established and outstanding stock option plans or grants, result in:

(i) the maximum aggregate number of Shares issuable to any participant, within any 12 month period, together with Shares reserved for issuance to such participant under all of the Company's other security-based compensation arrangements, shall not exceed 5% percent of the issued and outstanding Shares (calculated as at the date of any grant);

(ii) the maximum aggregate number of Shares issuable to insiders, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Company's other security-based compensation arrangements, shall not exceed 10% percent of the issued and outstanding Shares (calculated as at the date of any grant);

(iii) the maximum aggregate number of Shares issuable to insiders, at any point in time, together with Shares reserved for issuance to insiders under all of the Company's other security-based compensation arrangements, shall not exceed 10% percent of the issued and outstanding Shares; and

(iv) the maximum aggregate number of Shares issuable to any one consultant, within any 12 month period, together with Shares issuable to such consultant under all of the Company's other security-based compensation arrangements, shall not exceed 2% percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(v) the maximum aggregate number of Shares issuable pursuant to grants of options to all investor relation service providers performing investor relations activities, within any 12 month period, shall not in aggregate exceed 2% percent of the issued and outstanding Shares (calculated as at the date of any grant). For the avoidance of doubt, persons performing investor relations activities are only eligible to receive stock options; they are not eligible to receive any performance-based award or other type of securities based compensation.

While the Shares are listed on the Exchange, the Company must obtain disinterested shareholder approval for any amendment to stock options held by insiders that would have the effect of decreasing the exercise price of the stock options.

Amendment and Termination

The 2023 Plan will terminate automatically on February 21, 2033. No award will be granted pursuant to the 2023 Plan after such date, but awards granted before then may extend beyond that date. The plan administrator may suspend or terminate the 2023 Plan at any earlier date in accordance with the terms of the 2023 Plan. No awards may be granted under the 2023 Plan while the 2023 Plan is suspended or after it is terminated.

The plan administrator may, subject to applicable laws, at any time modify or amend stock options granted under the 2023 Plan, provided, however, that (i) no amendment with respect to an outstanding stock option which has the effect of reducing the benefits afforded to the optionee must be made over the objection of such optionee; (ii) the events triggering acceleration of vesting of outstanding stock options may be modified, expanded, or eliminated without the consent of the optionees; and (iii) the plan administrator may not increase the number of shares available for issuance on the exercise of incentive stock options without shareholder approval.

Obtaining a copy of the Plan

A copy of the 2023 Plan is available for review at the offices of the Company at Suite 240 - 209 Carrall Street, Vancouver, BC V6B 2J2 or at Cozen O'Connor LLP, the registered offices of the Company, at Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5 during normal business hours.

Approval of the 2023 Plan

The Company received final approval from the Exchange to the 2023 Plan on April 18, 2023.

PENSION PLAN BENEFITS

The Company offers an optional 401k plan for US employees under which the Company matches employee contributions made to the 401k plan up to $2,000 per annum. The Company offers an optional RSP plan for Canadian employees under which the Company matches employee contributions made to the RSP plan up to CAD$2,700 per annum.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to its independent directors, following or in connection with any termination whether voluntary, `involuntary or constructive, resignation, retirement, a change in control of the Company or a change in their responsibilities.

If the award agreement for the grant of Options so provides, in the event of a change of control (as defined in the 2022 Plan and the 2023 Plan), all Options granted to a Participant that ceases to be an eligible person shall become fully vested and shall become exercisable by the Participant in accordance with the terms of such award agreement and the 2022 Plan and the 2023 Plan. No acceleration of the vesting of any Options shall be permitted without prior Exchange review and acceptance for Options issued to persons conducting investor relations activities.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 and the 2023 Plan) and the Participant ceases to be an eligible person, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant in accordance with the 2022 Plan and the 2023 Plan.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 and the 2023 Plan) and the Participant ceases to be an eligible person, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any performance criteria) and shall become payable to the Participant in accordance with the 2022 Plan or of the 2023 Plan.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets out information concerning compensation earned by, paid to, or awarded to the non-executive directors of the Company for their service as members of the Board and, if applicable, as members of any committee of the Board for the year ended March 31, 2025:

Name	Fees Earned (CDN$)(1)	Share- based awards ($)(2)	Option- based awards (CDN$)(3)	Non-equity incentive plan compensation ($)(2)	Pension value ($)(2)	All other compensation ($)	Total compensation (CDN$)
Mark Achtemichuk	36,615	N/A	45,709	N/A	N/A	Nil	82,324
Malcolm Clay	46,953	N/A	45,709	N/A	N/A	Nil	92,662
David Richardson	36,615	N/A	45,709	N/A	N/A	Nil	82,324
Cathy McLay	31,015	N/A	N/A	N/A	N/A	Nil	31,015
Sabastian Giordano	10,140	N/A	45,709	N/A	N/A	Nil	55,849

(1) Fees earned by directors expressed in CDN$ and were converted from amounts paid in US$ using the effective exchange rate at the time the payment was made, except for Sabastian Giordano. Fees earned by Sebastian Giordano were paid in US$, and converted to CDN$ for comparative purposes. The average CDN$ to USD$ exchange rate for the year ended March 31, 2025 used for financial reporting purposes was $0.72.

(2) The Company's directors did not receive share-based awards, non-equity incentive plan compensation, or pension benefits during the year ended March 31, 2025.

(3) Option-based awards calculated at the fair market value at the time of grant under the Black-Scholes method.

Narrative Description

The Company's non-executive directors are eligible for stock options and other performance-based securities pursuant to the 2022 Plan and the 2023 Plan, which are typically granted on an annual basis and are based on business performance, personal performance, and are granted at a level that is consistent with director stock option grants of comparable public companies. The Company's non-executive directors did not receive share-based awards, non-equity incentive plan compensation or a pension in the year ended March 31, 2025. On December 4, 2020 the Board agreed to set director's fees for each non-executive director of the Company at $25,000 per annum plus an additional $5,000 per annum for each committee chair. Between December 4, 2020, and the date of this Information Circular, Malcolm Clay was the chair of the Audit Committee, David Richardson was the chair of the Nomination Committee and Mark Achtemichuk was the chair of the Compensation Committee. On December 10, 2021, the Board granted 50,000 stock options exercisable at $16.45 per share to each of the Company's non-executive directors. On February 14, 2023, the Board granted 60,000 stock options exercisable at $3.80 per share to each of the Company's non-executive directors. On March 27, 2024, the Board granted 60,000 stock options exercisable at $2.72 per share to each of the Company's non-executive directors. On March 14, 2025, the Board granted 75,000 stock options exercisable at $0.78 per share to each of the Company's non-executive directors. The stock options have a term of five years, and vest 25% four months after the grant date, 25% six months after the grant date, 25% nine months after the grant date, and 25% twelve months after the grant date.

Share-based Awards, Option-based Awards and Non-equity Incentive Plan Compensation

The following table sets out information concerning the option-based and share-based awards held by the Company's non-executive directors as at March 31, 2025:

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options (CDN$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Mark Achtemichuk	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	Nil	N/A	N/A
	60,000	3.80	February 14, 2028	Nil	Nil	N/A	N/A
	60,000	2.72	March 27, 2029	Nil	Nil	N/A	N/A
	75,000	0.78	March 14, 2030	Nil	75,000	N/A	N/A
Malcolm Clay	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	Nil	N/A	N/A
	60,000	3.80	February 14, 2028	Nil	Nil	N/A	N/A
	60,000	2.72	March 27, 2029	Nil	Nil	N/A	N/A
	75,000	0.78	March 14, 2030	Nil	75,000	N/A	N/A
David Richardson	5,000	20.00(3)	December 4, 2025	Nil	Nil	N/A	N/A
	50,000	16.45	December 10, 2026	Nil	Nil	N/A	N/A
	60,000	3.80	February 14, 2028	Nil	Nil	N/A	N/A
	60,000	2.72	March 27, 2029	Nil	Nil	N/A	N/A
	75,000	0.78	March 14, 2030	Nil	75,000	N/A	N/A
Sebastian Giordano	75,000	0.78	March 14, 2030	Nil	75,000	N/A	N/A

(1) The Company's directors were not granted share-based awards during the year ended March 31, 2025.

(2) Based on CDN $0.68, being the closing price of the Shares on the TSX Venture Exchange on March 31, 2025. There was no value of unexercised in the money options.

(3) Exercise price in US$.

Incentive Plan Awards - Value vested or Earned During the Year

The following table indicates, for each of the Company's non-executive directors, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended March 31, 2025:

Name	Option-based awards - Value vested during the year(1) (CDN$)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Mark Achtemichuk	Nil	N/A	N/A
Malcolm Clay	Nil	N/A	N/A
David Richardson	Nil	N/A	N/A
Sebastian Giordano	Nil	N/A	N/A
Cathy McLay	Nil	N/A	N/A

(1) Calculated using the closing share price of the shares on the TSX Venture Exchange on March 31, 2025, being CDN $0.68.

(2) The Company's directors did not receive share-based awards or non-equity incentive plan compensation during the year.

Narrative Description

The options granted to the Company's non-executive directors on December 10, 2021 vested in their entirety during the year ended March 31, 2023, and the options granted to the Company's non-executive directors on February 14, 2023 vested in their entirety during the year ended March 31, 2024, and the options granted on March 27, 2024 vested in their entirety during the year ended March 31, 2025.  The options granted on March 14, 2025 did not vest during the year ended March 31, 2025.

Exercise of Compensation Securities by Directors and NEOs

No directors of the Company exercised stock options during the year ended March 31, 2025.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details with respect to the stock options granted under the 2019 Stock Option Plan (the "2019 Plan") and the 2022 Plan and the 2023 Plan as at March 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights (CDN$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders	1,711,798	$9.62	787,318
Equity compensation plans not approved by security holders	Nil	N/A	N/A
Total	1,711,798	$9.62	787,318

(1) The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2) Excluding stock options exercised during the year ended March 31, 2024.

The 2019 Plan is a "rolling" stock option plan, whereby the aggregate number of Shares reserved for issuance, together with any other Shares reserved for issuance under any other plan or agreement of the Company, must not exceed 10% percent of the total number of issued Shares (calculated on a non-diluted basis) at the time a stock option is granted.  A complete copy of the 2019 Plan is attached as Schedule "B" to the Information Circular dated April 12, 2019 and filed on SEDAR+ at www.sedarplus.ca on April 17, 2019.

The 2022 Plan provides flexibility to the Company to grant equity-based incentive awards in the form of Options, RSUs, PSUs and DSUs to eligible persons.

The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,499,116.  A complete copy of the 2022 Plan is attached as Schedule "B" to the Information Circular dated February 23, 2024 and filed on SEDAR+ at www.sedarplus.ca on February 29, 2024.

The 2023 Plan provides flexibility for the Company to grant awards to people in the United States. The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security-Based Compensation Arrangements) will not exceed 2,467,595. A complete copy of the 2023 Plan is attached as Schedule "C" to the Information Circular dated February 21, 2023 and filed on SEDAR+ at www.sedarplus.ca on March 1, 2023.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to pass an ordinary resolution to appoint BDO Canada LLP as auditors of the Company for the fiscal year ending March 31, 2026 and to authorize the Board to fix the remuneration to be paid to BDO Canada LLP for the fiscal year ending March 31, 2026. An ordinary resolution needs to be passed by a simple majority of the votes cast by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Management recommends that Shareholders vote for the appointment of BDO Canada LLP as the Company's auditors for the fiscal year ending March 31, 2026 and the authorization of the Board to fix the remuneration paid to the auditors for the fiscal year ending March 31, 2026.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 - Audit Committees ("NI 52-110"), a reporting issuer is required to provide disclosure annually with respect to its Audit Committee, including the text of its Audit Committee Charter, information regarding composition of the Audit Committee, and information regarding fees paid to its external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The full text of the Audit Committee Charter is disclosed at Schedule "A" to this Information Circular.

Composition of the Audit Committee

The Company's Audit Committee is currently comprised of three independent directors consisting of, Malcolm Clay, Mark Achtemichuk and Sebastian Giordano.

All of the Audit Committee members are "financially literate", as defined in NI 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the Audit Committee have the right, at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

All of the members of the Audit Committee are able to understand and interpret information related to financial statement analysis. Each of the members of the Audit Committee has a general understanding of the accounting principles used by the Company to prepare its financial statements and will seek clarification from the Company's auditors, where required. Each of the members of the Audit Committee also has direct experience in understanding accounting principles for private and reporting companies. The relevant experience of the current members of the Audit Committee is as follows:

Malcolm Clay

Mr. Clay has been a director of the Company since February 2011. Mr. Clay holds a Bachelor of Arts degree from the University of British Columbia (1965) and a designation with the Chartered Professional Accountants of British Columbia (1969), and an FCA from the Chartered Professional Accountants, British Columbia (1992). He was a Partner with KPMG LLP from September 1975 to September 2002. Mr. Clay is currently retired., and since retirement has been an active financial consultant and corporate director.

Mark Achtemichuk

Mr. Achtemichuk holds a Bachelor of Commerce degree from the University of British Columbia (1998), his designation as a CPA, CA from the Chartered Professional Accountants, British Columbia (2001), and is a CFA Charterholder (2009). Mr. Achtemichuk is currently retired and remains active as an advisor to a private, Canadian alternative investment manager.

Sebastian Giordano

Mr. Giordano holds a BBA in accounting (1979) and MBA in business (1979) from Iona College.  Since 1990, Mr. Giordano has been active C-Level executive as well as a consultant since 2002 and corporate director since 2012 for various public and private companies.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions in Sections 2.4, 3.2, 3.4, or 3.5 or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Sections 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member) and 3.5 (Death, Disability or Resignation of Audit Committee Member) provide exemptions from the requirement that every member of the Company's Audit Committee must be independent. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority or regulator for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110 and pursuant to the Audit Committee Charter, the Company's Audit Committee considers and pre-approves all auditing and non-audit services provided by the independent auditors and the Audit Committee may delegate the authority to grant pre-approvals to one or more members of the Audit Committee, whose decisions must be presented to the full Audit Committee at its scheduled meetings.

External Auditor Service Fees

In the following table, "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit Related Fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements. "Tax Fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All Other Fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed in Canadian dollars by the Company's auditor BDO Canada LLP for the year ended March 31, 2024 and March 31, 2023 are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2024	$612,051	Nil	Nil	$54,078
2023	$401,685	Nil	Nil	Nil

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer, proposed nominee for election to the Board, or associate of such persons is, or at any time since the beginning of the Company's most recently completed financial year has been, indebted to the Company or any of its subsidiaries.

No indebtedness of current or former director, executive officer, proposed nominee for election to the Board, or associate of such person is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Other than as disclosed herein, there were no management functions of the Company, which were, to any substantial degree, performed by persons other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") together with certain related disclosure requirements pursuant to National Instrument 58-101- Disclosure of Corporate Governance Practices ("NI 58-101"). The corporate governance guidelines set forth in NP 58-201 are recommended as "best practices" for issuers to follow. The Company recognizes that good corporate governance plays an important role in the Company's overall success and in enhancing shareholder value and, accordingly, the Company has adopted certain corporate governance policies and practices. The disclosure set out below describes the Company's approach to corporate governance.

Independence of Directors

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director's independent judgment. Based on information provided by each director concerning his background, employment and affiliations, the Board has determined that two of the six directors on the Board will not be considered independent as a result of their employment relationships with the Company.

Fraser Atkinson and Brendan Riley, the Company's Chairman and CEO and President, respectively, are not considered to be independent, as they are officers of the Company. Mr. Achtemichuk, Mr. Clay, Mr. Richardson and Ms. Giordano are considered to be independent in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to; materially interfere with the respective director's ability to act with the best interests of the Company, other than the interests and relationships arising from Shareholders.  A majority of the directors on the Board are independent.

Meetings of Independent Directors

The Board holds regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time and also routinely authorizes corporate action by way of unanimous consent resolution. In the course of meetings of the Board or of committees of the Board, the independent directors will from time to time hold meetings, or portions of such meetings, at which neither non-independent directors nor officers of the Company are in attendance. If a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a Board committee meeting, that director or officer shall not be present at the time the Board or Board committee deliberates such transaction or agreement and shall abstain from voting on the matter, subject to certain limited exceptions provided for in the BC Business Corporations Act.

All directors attended all board meetings held since the beginning of the Company's most recently completed financial year.

Chair of the Board

The Company's Board is led by Fraser Atkinson, who is a non-independent Chair due to the fact that he is the Chief Executive Officer of the Company. As Chair of the Board, Mr. Atkinson is principally responsible for overseeing the operations and affairs of the Board. To provide leadership and autonomy for the Company's independent directors, the independent directors will from time to time hold meetings, or portions of such meetings, at which neither non-independent directors nor officers of the Company are in attendance.

Directorships

The following table sets out the existing directors and proposed directors of the Company that are directors or officers of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Position	From	To
Fraser Atkinson	Equus Total Return, Inc.(1)	Director	May 12, 2010	Present
	Amego Capital Corp.(4)	Director	July 19, 2021	Present
Sebastian Giordano	Ayro, Inc.(2)	Director	February 2013	Present
	Transportation and Logistics Systems, Inc..(5)	Director	January 2022	Present
Malcolm Clay	Minco Capital Corporation(4)	Director	December 5, 2007	Present

(1) New York Stock Exchange

(2) Nasdaq

(3) TSX Venture Exchange

(4) Toronto Stock Exchange

(5) OTC Pink

Board Mandate

The Board does not have a written mandate. The Board of the Company is responsible for supervising the management of the business and affairs of the Company and is expected to a focus on guidance and strategic oversight with a view to increasing shareholder value. In accordance with the BC Business Corporations Act, in discharging his or her duties, each director must act honestly and in good faith, with a view to the best interests of the Company. Each director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition to the foregoing general principles, the Board actively pursues strategic planning, risk management, succession planning, and the appointment and supervision of senior executives. Additionally, the Board takes a primary role in corporate governance policies and procedures, the nomination of directors, financial reporting and internal controls and approval of regulatory filings.

Position Descriptions

The Board has not developed written position descriptions for the Chair and the chair of each board committee. The Chair provides overall leadership to enhance the effectiveness and performance of the Board, the committees of the Board, and individual directors of the Board. The Chair works with the other directors to ensure the Board is provided with timely and relevant information as is necessary to effectively discharge its statutory duties and responsibilities. The Chair also works with the other directors to ensure the Board is provided with timely and relevant information as is necessary to effectively discharge its statutory duties and responsibilities. Finally, the Chair chairs all Shareholder meetings of the Company.

The Chair of each board committee strives to provide leadership to enable the respective committee to effectively carry out its duties and responsibilities as described in their respective charters, and to chair meetings of such committees whereby they strive to encourage free and open discussion.

The Company has not developed a written position description for the CEO.

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

On August 23, 2020 the Company adopted a code of ethics (the "Code") for the directors, officers and employees. A copy of the Code may be obtained by contacting the Company at its office at Suite 240 - 209 Carrall Street, Vancouver, B.C. V6B 2J2. Compliance with the Code may be monitored by audits performed by the Board, the Audit Committee, the Company's counsel and/or by the Company's outside auditors. All persons covered by the Code are required to cooperate fully with any such audits and to provide truthful and accurate information.

In addition, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, also ensures that the Board operates independently of management and in the best interests of the Company. If a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a Board committee meeting, that director or officer shall not be present at the time the Board or Board committee deliberates such transaction or agreement and shall abstain from voting on the matter, subject to certain limited exceptions provided for in the BC Business Corporations Act.

Nomination of Directors

The Company has a Nominating Committee comprised of David Richardson, Malcolm Clay and Sebastian Giordano. On August 23 2020, the Company adopted a Board of Director Nomination Process. In general, when the Board determines that expansion of the board or replacement of a director is necessary or appropriate, the Company's independent directors will be responsible for identifying one or more candidates to fill such directorship, investigating each candidate, evaluating his/her suitability for service on the Board and recommending for selection suitable candidates for nomination to the Board. The Company's independent directors are authorized to use any methods they deem appropriate for identifying candidates for Board membership, including recommendations from current members of the Board, senior management or other third parties (including recommendations from stockholders). The Company's independent directors may engage outside search firms to identify suitable candidates.  The Company's independent directors are also authorized to engage in whatever investigation and evaluation processes it deems appropriate, including a thorough review of the candidate's background, characteristics, qualities and qualifications, and personal interviews with all or some of the Company's independent directors, the Company's management or one or more other members of the Board.  While diversity may contribute to an evaluation, it is not considered by the Board as a separate or independent factor in identifying board of director nominees.  In formulating its recommendation, the Company's independent directors will consider not only the findings and conclusions of the investigation and evaluation process, but also the current composition of the Board; the diversity of the board, including the gender diversity; the attributes and qualifications of serving members of the Board; additional attributes, capabilities or qualifications that should be represented on the Board; and whether the candidate could provide those additional attributes, capabilities or qualifications. The Company's independent directors will not recommend any candidate unless that candidate has indicated a willingness to serve as a director and has agreed to comply, if elected, with the expectations and requirements of serving as a member of the Board.  In considering whether to recommend directors who are eligible to stand for re-election, the Company's independent directors may consider a variety of factors, including, without limitation, a director's contributions to the Board and ability to continue to contribute productively; attendance at Board and committee meetings and compliance with the Company corporate governance policies; whether the director continues to possess the attributes, capabilities and qualifications considered necessary or desirable for continued service on the Board; the independence of the director; and the nature and extent of the director's non-Company activities.

Compensation

The Company has a Compensation Committee comprised of Mark Achtemichuk, Malcolm Clay and David Richardson. The Company adopted a formal Compensation Committee Charter on August 23, 2020.  The Company's compensation committee, in consultation with the Board, conducts reviews with regard to the compensation of its directors and officers once a year. To make its recommendations on such compensation, the Company's compensation committee take into account the types of compensation and the amounts paid to directors and officers of a peer group of companies listed on the Nasdaq stock exchange in the same or similar industry with market capitalizations under USD$2 billion. In a review conducted during the year ended March 31, 2025, companies included in this peer group are Workhorse Group, Inc. (Nasdaq: WKHS); Lightning eMotors, Inc. (NYSE: ZEV); The Lion Electric Co. (NYSE: LEV); Blink Charging Co. (Nasdaq:BLNK); and Vicinity Motors Corp. (NYSE: VEV). The Compensation Committee considers the peer group appropriate as these companies share the Company's listing exchange, are in the same or similar industry, and within a comparable market capitalization range.

Assessments

The Company has no formalized assessment procedures to satisfy itself that its directors, board committee members and the board as a whole are performing effectively.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Board will seek to maintain its composition in a way that provides, in the judgment of the Board, the necessary and desirable competencies of its directors having regard to the long term plan for the composition of the Board that takes into consideration the strategic direction of the Company. The Board also is expected to review the desired competencies and skills for as well as the process for assessing the performance and effectiveness of the Board as a whole, the committees of the Board, Board and committee chairs and individual directors. The Board is expected to conduct an assessment process regarding the effectiveness and performance of the entire Board, its committees and each director annually.

Diversity

Having a diverse Board and senior management offers a depth of perspective that enhances Board and management operations and performance. Having a diverse and inclusive organization overall is beneficial to the Company's success, and it is committed to diversity and inclusion at all levels to ensure that the Company attracts, retains and promotes the brightest and most talented individuals.

The Company does not currently have a written policy relating to the identification and nomination of women directors. The Board does not specifically define diversity nor set targets for specific designated groups, but values diversity of experience, perspective, education, background and gender as part of its overall evaluation of director nominees for election or re-election to the Board and as part of its evaluation of candidates for management positions. This is achieved through ensuring that diversity considerations are taken into account in Board and senior management succession planning, continuously monitoring the level of representation on our Board and in senior management positions of women and visible minorities continuing to broaden recruiting efforts to attract and interview qualified candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization.

Recommendations concerning director nominees and appointment of executive officers are based on competence, merit and performance, as well as expected contribution to the Board or management's performance. Commitment to diversity is, and will remain a key priority and consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels.

The following chart sets out the representation of women on the Company's board of directors and senior management as well as the percentage of the board of directors and senior management comprised of persons from each such designated group.

	Women
	Number	Percentage
Board of Directors	0	0%
Senior Management	1	20.0%

The Company has not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment. The Company does not believe that quotas or strict rules set out in a formal policy would result in improved identification or selection of the best candidates. Quotas based on specific criteria would limit the Company's ability to ensure that the overall composition of the Board and senior management meets the needs of the Company's organization and its Shareholders.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and transactions carried out in the ordinary course of business of the Company, none of the directors or executive officers of the Company, any Shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Shares, nor any associate or affiliate of any of the foregoing, has had, during the most recently completed financial year of the Company, or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company's last financial year, no proposed nominee for election as a director of the Company, nor any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the grant of options which may be granted to such persons upon the re-approval of 2022 Equity Incentive Plan as discussed below.

PARTICULARS OF MATTERS TO BE ACTED UPON

Re-Approval of 2022 Plan

The Company has the 2022 Plan, which provides flexibility to the Company to grant equity-based incentive awards in the form of Options and Performance-Based Awards to eligible persons.  The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,499,116. Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of Options available to grant increases as the number of issued and outstanding Shares increases. Performance-Based Awards which have been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being settled shall be available for subsequent grants, but Performance-Based Awards which are settled in securities will reduce the number of Shares reserved for issuance under the fixed number of the 2022 Plan. This following description is intended as a brief description of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan.

The Exchange requires listed companies that have a "rolling" stock option plan in place to receive shareholder approval of such plan on a yearly basis at the company's annual meeting. Accordingly, Shareholders will be asked at the Meeting to re-approve, ratify and confirm the 2022 Plan. The 2022 Plan complies with the current policies of the Exchange for Tier 2 issuers.

Effective as of February 21, 2023, the Board approved an increase of common shares available for grant for Performance-Based Awards under the 2022 Plan from 2,314,803 to 2,467,595. In addition, the 2022 Plan was amended to incorporate (i) amendments of a "housekeeping nature" and (ii) amendments to comply with the requirements of the Exchange, mainly the requirement that any awards, including vested awards, granted or issued to any participant must expire within12 months, following the date the participant ceases to be an eligible participant.

The following information is intended as a brief description of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan.

Purpose

The purpose of the 2022 Plan is to promote the long-term success of the Company and the creation of shareholder value by: (i) encouraging the attraction and retention of eligible persons; (ii) encouraging such eligible persons to focus on critical long-term objectives; and (iii) promoting greater alignment of the interests of such eligible persons with the interests of the Company.

The 2022 Plan provides flexibility to the Company to grant equity-based incentive awards in the form of Options, RSUs, PSUs and DSUs to eligible persons.

Shares Subject to the 2022 Plan

The 2022 Plan is a rolling plan for Options and a fixed plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,499,116. Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of Options available to grant increases as the number of issued and outstanding Shares increases. Performance-Based Awards which have been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being settled shall be available for subsequent grants, but Performance-Based Awards which are settled in securities will reduce the number of Shares reserved for issuance under the fixed number of the 2022 Plan. This following description is intended as a brief description of the 2022 Plan and is qualified in its entirety by the full text of the 2022 Plan.

Participation Limits

The 2022 Plan provides that:

(a) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(b) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to insiders under the 2022 Plan, at any point in time, together with Shares reserved for issuance to insiders under all of the Company's other Security-Based Compensation Arrangements (as defined in the 2022 Plan), shall not exceed ten (10%) percent of the issued and outstanding Shares;

(c) unless the Company has obtained disinterested shareholder approval, the maximum aggregate number of Shares issuable to any participant (as defined in the 2022 Plan) under the 2022 Plan, within any 12 month period, together with Shares reserved for issuance to such participant (and to Companies wholly-owned by that participant) under all of the Company's other Security-Based Compensation Arrangements, shall not exceed five (5%) percent of the issued and outstanding Shares (calculated as at the date of any grant);

(d) the maximum aggregate number of Shares issuable to any one consultant (as defined in the 2022 Plan) under the 2022 Plan, within any twelve (12) month period, together with Shares issuable to such consultant under all of the Company's other Security-Based Compensation Arrangements, shall not exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant); and

(e) the maximum aggregate number of Shares issuable pursuant to grants of Options to all investor relation service providers performing investor relations activities under the 2022 Plan, within any 12 month period, shall not in aggregate exceed two (2%) percent of the issued and outstanding Shares (calculated as at the date of any grant).  For the avoidance of doubt, persons performing investor relations activities are only eligible to receive Options under the 2022 Plan; they are not eligible to receive any Performance-Based Award or other type of securities based compensation under the 2022 Plan.

Administration of the 2022 Plan

The 2022 Plan shall be administered by the Board of the Company and the Board of the Company has full authority to administer the 2022 Plan, including the authority to interpret and construe any provision of the 2022 Plan and to adopt, amend and rescind such rules and regulations for administering the 2022 Plan as the Board of the Company may deem necessary in order to comply with the requirements of the 2022 Plan.

Eligible Persons under the 2022 Plan

When used in connection with the grant of Options, all officers, directors, employees, management company employees and consultants of the Company are eligible to participate in the 2022 Plan.  When used in connection with the grant of Performance-Based Awards, all officers, directors, employees, management company employees and consultants of the Company that do not perform investor relations activities are eligible to participate in the 2022 Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2022 Plan will be determined in the sole and absolute discretion of the Board.  Each person who receives a grant under the 2022 Plan is referred to as a "Participant".

Types of Awards

Awards of Options, RSUs, PSUs and DSUs may be made under the 2022 Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Board, in its sole discretion, subject to such limitations provided in the 2022 Plan, and will generally be evidenced by an award agreement.

Options

An Option entitles a holder thereof to purchase a prescribed number of Shares at an exercise price determined by the Board at the time of the grant of the Option, provided that the exercise price of an Option granted under the 2022 Plan shall not be less than the Discounted Market Price (as defined in the policies of the Exchange), provided that if an Option is proposed to be granted by the Company after the Company has just been recalled for trading following a suspension or halt, the Company must wait at least ten trading days since the day on which trading in the Company's securities resumes before setting the exercise price for and granting the Option. Each Option shall, unless sooner terminated, expire on a date to be determined by the Board which will not exceed ten (10) years from the date of grant of the Option. The Board may, in its absolute discretion, upon granting Options under the 2022 Plan, specify different time periods following the dates of granting the Options during which the Participant may exercise their Options to purchase Shares and may designate different exercise prices and numbers of Shares in respect of which each Participant may exercise Options during each respective time period. Subject to the discretion of the Board, the Options granted to a Participant under the 2022 Plan shall vest as determined by the Board on the date of grant of such Options.  If the Board does not specify a vesting schedule at the date of grant, then Options granted to persons, other than those conducting investor relations activities, shall vest fully on the date of grant, and in any event in accordance with the policies of the Exchange.  Options issued to Persons conducting Investor Relations Activities must vest (and shall not otherwise be exercisable) in stages over a minimum of 12 months such that:

A. no more than 1/4 of the Options vest no sooner than three  months after the date of grant (the "Grant Date");

B. no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;

C. no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and

D. the remainder of the Options vest no sooner than 12 months after the Grant Date.

If the award agreement for the grant of Options so provides, in the event of a change of control (as defined in the 2022 Plan), all Options granted to a Participant that ceases to be an eligible person shall become fully vested and shall become exercisable by the Participant in accordance with the terms of such award agreement and the 2022 Plan.  No acceleration of the vesting of any Options shall be permitted without prior Exchange review and acceptance for Options issued to persons conducting investor relations activities.

Other than as may be set forth in the award agreement for the grant of Options, upon the death of a Participant, any Options granted to such Participant which, prior to the Participant's death, have not vested, will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect; and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Options granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant's estate in accordance with 2022 Plan and may be exercised by the Participant's estate within one year of the death of the Participant.

Where a Participant's relationship with the Company is terminated by the Company or a subsidiary for cause, all Options granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant's relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, such that the Participant no longer qualifies as an eligible person, all Options granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan and shall be exercisable by such Participant for a period of 90 days following the date the Participant ceased to be an eligible person, or such longer period as may be provided for in the award agreement or as may be determined by the Board provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all Options granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such Options; provided, however, that no Options may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to disability such that the Participant ceases to be an eligible person, all Options granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date; provided, however, that any Options granted to such Participant which, prior to the termination of the Participant's relationship with the Company due to disability, had vested pursuant to terms of the applicable award agreement, will accrue to the Participant in accordance with the 2022 Plan and shall be exercisable by such Participant for a period of 90 days following the date the termination date, or such longer period as may be provided for in the award agreement or as may be determined by the Board provided such period does not exceed 12 months after the termination date.

Restricted Share Units

A RSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive for no additional cash consideration, securities of the Company upon specified vesting criteria being satisfied, and subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares.  The number of RSUs to be credited to each participant shall be determined by the Board in its sole discretion in accordance with the 2022 Plan.  All RSUs will vest and become payable by the issuance of Shares at the end of the restriction period if all applicable restrictions have lapsed, as such restrictions may be specified in the award agreement.

RSUs shall be subject to such restrictions as the Board, in its sole discretion, may establish in the applicable award agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Board may, in its discretion, determine at the time a RSU is granted.  The Board shall determine any vesting terms applicable to the grant of RSUs, however, no RSUs may vest before the date that is one (1) year following the date of the award.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an eligible person, all restrictions upon any RSUs held by such Participant shall lapse immediately and all such RSUs shall become fully vested in such Participant in accordance with the 2022 Plan.

Other than as may be set forth in the applicable award agreement, upon the death of a Participant, any RSUs granted to such Participant which, prior to the Participant's death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any RSUs granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant's estate in accordance with the 2022 Plan.

Where a Participant's relationship with the Company is terminated by the Company or a subsidiary for cause, all RSUs granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant's relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all RSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination without cause, voluntary termination, voluntary resignation or retirement, had vested pursuant to the terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all RSUs granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such RSUs; provided, however, that no RSUs may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to disability such that the Participant ceases to be an eligible person, all RSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date and the Participant shall have no right, title or interest therein whatsoever; provided, however, that any RSUs granted to such Participant which, prior to the Participant's termination due to disability, had vested pursuant to terms of the applicable award agreement will accrue to the Participant in accordance with the 2022 Plan provided such period does not exceed 12 months after the termination date.

As soon as practicable after each vesting date of a RSU, the Company shall, at the sole discretion of the Board, either: (a) issue to the Participant from treasury the number of Shares equal to the number of RSUs that have vested; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the 2022 Plan) on the next trading day after the vesting date of the RSUs, net of applicable withholdings.

Performance Share Units

A PSU is a right awarded to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Company upon specified performance and vesting criteria being satisfied, subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. No PSUs may vest before the date that is one year following the date of the Award.

Subject to the provisions of the 2022 Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of PSUs to eligible persons that do not perform investor relations activities. The number of PSUs to be awarded to any Participant shall be determined by the Board, in its sole discretion, in accordance with the 2022 Plan. Each PSU shall, contingent upon the attainment of the performance criteria within the performance cycle, represent one Share.

The Board will select, settle and determine the performance criteria (including without limitation the attainment thereof), for purposes of the vesting of the PSUs, in its sole discretion. An award agreement may provide the Board with the right to revise the performance criteria and the award amounts if unforeseen events (including, without limitation, changes in capitalization, an equity restructuring, an acquisition or a divestiture) occur which have a substantial effect on the financial results and which in the sole judgment of the Board make the application of the performance criteria unfair unless a revision is made.

All PSUs will vest and become payable to the extent that the performance criteria set forth in the award agreement are satisfied in the performance cycle, the determination of which satisfaction shall be made by the Board on the determination date.  No PSU may vest before the date that is one year following the date of the award.

If the award agreement so provides, in the event of a change of control (as defined in the 2022 Plan) and the Participant ceases to be an eligible person, all PSUs granted to such Participant shall become fully vested in such Participant (without regard to the attainment of any performance criteria) and shall become payable to the Participant in accordance with the 2022 Plan.

Other than as may be set forth in the applicable award agreement and below, upon the death of a Participant, all PSUs granted to the Participant which, prior to the Participant's death, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed provided such period does not exceed 12 months after the termination date.

Where a Participant's relationship with the Company is terminated by the Company or a subsidiary for cause, all PSUs granted to the Participant under the 2022 Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date.

Where a Participant's relationship with the Company terminates by reason of termination by the Company or a subsidiary without cause, by voluntary termination, voluntary resignation or due to retirement by the Participant, all PSUs granted to the Participant which have not vested will, unless the award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable performance have been satisfied in that portion of the performance cycle that has lapsed provided such period does not exceed 12 months after the termination date.

Where a Participant becomes afflicted by a disability, all PSUs granted to the Participant under the 2022 Plan will continue to vest in accordance with the terms of such PSUs; provided, however, that no PSUs may be redeemed during a leave of absence. Where a Participant's relationship is terminated due to disability such that the Participant ceases to be an eligible person, all PSUs granted to the Participant under the 2022 Plan that have not vested will, unless the applicable award agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the termination date, and the Participant shall have no right, title or interest therein whatsoever; provided, however, that the Board may determine, in its sole discretion, the number of the Participant's PSUs that will vest based on the extent to which the applicable performance criteria have been satisfied in that portion of the performance cycle that has lapsed provided such period does not exceed 12 months after the termination date.

Payment to Participants in respect of vested PSUs shall be made after the determination date for the applicable award and in any case within ninety-five (95) days after the last day of the performance cycle to which such award relates. The Company shall, at the sole discretion of the Board, either: (a) issue to the Participant the number of Shares equal to the number of PSUs that have vested on the Determination Date; or (b) make a cash payment in an amount equal to the Market Unit Price (as defined in the 2022 Plan) on the next trading day after the determination date of the PSUs that have vested, net of applicable withholdings.

Deferred Share Units

A DSU is a right granted to a Participant, as compensation for employment or consulting services or services as a director or officer, to receive, for no additional cash consideration, securities of the Company on a deferred basis upon specified vesting criteria being satisfied, subject to the terms and conditions of the 2022 Plan and the applicable award agreement, and which may be paid in cash and/or Shares. DSUs may not be granted to any Participant performing investor relation activities.

Subject to the provisions of the 2022 Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant awards of DSUs to directors in lieu of fees (including annual Board retainers, chair fees, meeting attendance fees or any other fees payable to a director) or to other eligible persons as compensation for employment or consulting services.  The number of DSUs to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with the 2022 Plan. The number of DSUs shall be specified in the applicable award agreement. Each director may elect to receive any or all of his or her fees in DSUs under the 2022 Plan.

The number of DSUs shall be calculated by dividing the amount of Fees selected by a director by the Market Unit Price (as defined in the 2022 Plan) on the grant date (or such other price as required under the policies of the Exchange) which shall be the 10th business day following each financial quarter end. Any fractional DSU shall be rounded down and no payment or other adjustment will be made with respect to the fractional DSU.

No Deferred Share Units may vest before the date that is one year following the date of the award of the DSU.

Each participant shall be entitled to receive, after the effective date that the Participant ceases to be an eligible person for any reason, on a day designated by the Participant and communicated to the Company by the Participant in writing at least fifteen (15) days prior to the designated day (or such earlier date after the participant ceases to be an eligible person as the participant and the Company may agree, which date shall be no later than one year after the date upon which the participant ceases to be an eligible person) and if no such notice is given, then on the first anniversary of the effective date that the Participant ceases to be an eligible person, at the sole discretion of the Board, either: (a) that number of Shares equal to the number of vested DSUs credited to the participant's account, such Shares to be issued from treasury of the Company; or (b) a cash payment in an amount equal to the Market Unit Price on the next trading day after the Participant ceases to be an eligible person of the vested DSUs, net of applicable withholdings.

In the event that the value of a DSU would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter), the cash payment of the value of the DSUs will be made to the Participant with reference to the five (5) trading days immediately following the public disclosure of the interim financial statements for that quarter (or annual financial statements in the case of the fourth quarter).

Upon death of a Participant holding DSUs that have vested, the Participant's estate shall be entitled to receive, within 120 days after the Participant's death and at the sole discretion of the Board, a cash payment or Shares that would have otherwise been payable in accordance with the 2022 Plan to the Participant upon such Participant ceasing to be an eligible person.

General Provisions of the 2022 Plan

Non-Transferability

No Option or Performance-Based Award and no right under any such Option or Performance-Based Award shall be assignable, alienable, saleable, or transferable by a participant otherwise than by will or by the laws of descent and distribution and only then if permitted by the policies of the Exchange. No Option or Performance-Based Award and no right under any such Option or Performance-Based Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company.

Black-out Periods

In the event that the date provided for expiration, redemption or settlement of an award falls within a blackout period imposed by the Company pursuant to a trading policy as the result of the bona fide existence of undisclosed material information, the expiry date, redemption date or settlement date, as applicable, of the award shall automatically be extended to the date that is ten (10) business days following the date of expiry of the blackout period which shall occur promptly following general disclosure of the undisclosed material information.  Notwithstanding the foregoing, there will be no extension of any award if the Company (or the Participant) is subject to a cease trade order (or similar order under applicable law.

Deductions

Whenever cash is to be paid in respect of DSUs, RSUs or PSUs, the Company shall have the right to deduct from all cash payments made to a Participant any taxes required by law to be withheld with respect to such payments.  The Company is authorized to withhold any payment due under any Award or under the 2022 Plan until the Participant has paid or made arrangements for the payment of the amount of any withholding taxes due in respect of an Award, its exercise, or any payment under such Award or under the 2022 Plan.  At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by, all in accordance with the policies of the Exchange by delivering an irrevocable direction to a securities broker approved by the Company to sell all or a portion of the Shares and deliver to the Company from the sales proceeds an amount sufficient to pay the required withholding taxes.

Amendments to the 2022 Plan

The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the 2022 Plan and may amend the terms and conditions of any Options or Performance-Based Awards granted hereunder, subject to:

(i) any required disinterested shareholder approval to (i) reduce the exercise price of an Award issued to an insider or (ii) extend the term of an Option granted to an insider, in either event in accordance with the policies of the Exchange;

(ii) any required approval of any applicable regulatory authority or the Exchange; and

(iii) any approval of Shareholders as required by the policies of the Exchange or applicable law, provided that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

A. amendments of a "housekeeping nature"; and

B. amendments for the purpose of curing any ambiguity, error or omission in the 2022 Plan or to correct or supplement any provision of the 2022 Plan that is inconsistent with any other provision of the 2022 Plan.

Term

The 2022 Plan shall terminate automatically 10 years after the date of approval by the Board and may be terminated on any earlier date as provided in the 2022 Plan.

Obtaining a copy of the Plan

A copy of the 2022 Plan is attached to the Information Circular as Schedule "B" to the Information Circular dated February 23, 2024 and filed on SEDAR+ at www.sedarplus.ca on February 29, 2024 and is available for review at the offices of the Company at Suite 240 - 209 Carrall Street, Vancouver, BC  V6B 2J2 or at Cozen O'Connor LLP, the registered offices of the Company, at Bentall 5, 550 Burrard St Suite 2501, Vancouver, British Columbia, V6C 2B5 during normal business hours up to and including the date of the Meeting.

Approval of the 2022 Plan

The 2022 Plan is subject to the approval of the Exchange and if the Exchange finds the disclosure in this Information Circular to be inadequate, then the Shareholder approval may not be accepted by the Exchange.

Accordingly, at the Meeting, Shareholders will be asked to consider and if thought fit, approve an ordinary resolution to approve, ratify and confirm the 2022 Plan (the "2022 Plan Resolution"). In order to be effective, an ordinary resolution requires approval by a majority of the votes cast by Shareholders for such resolution. The text of the proposed resolution is set forth below. Unless otherwise directed, the persons named in the enclosed proxy intend to vote IN FAVOUR of this resolution.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's 2022 Equity Incentive Plan (the "2022 Plan") in the form attached as Schedule "B" to the information circular dated February 23, 2024 be and is hereby re-approved, ratified and confirmed, subject to the acceptance of the 2022 Plan by the TSX Venture Exchange;

2. the board of directors (the "Board") of the Company is hereby authorized to make such amendments to the 2022 Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the 2022 Plan, the approval of the shareholders; and

3. any one director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as, in the opinion of such director or officer of the Company, may be necessary or desirable to carry out the terms of the foregoing resolutions.

Management recommends that Shareholders vote for the re-approval of the 2022 Plan. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the 2022 Plan Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca Shareholders may contact the Company at its office at Suite 240 - 209 Carrall Street, Vancouver, B.C. V6B 2J2, to request copies of the Company's financial statements and related Management's Discussion and Analysis (the "MD&A"). Financial information is provided in the Company's audited financial statements and MD&A for the year ended March 31, 2024 and in the financial statements and MD&A for subsequent financial periods, are available on SEDAR.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board.

Dated at Vancouver, British Columbia as of this 23rd day of April, 2025.

ON BEHALF OF THE BOARD OF DIRECTORS OF
GREENPOWER MOTOR COMPANY INC.

"Fraser Atkinson"

Fraser Atkinson
Chairman and Director

SCHEDULE "A"

GREENPOWER MOTOR COMPANY INC.
(the "Company")

AUDIT COMMITTEE CHARTER

(adopted as of August 23, 2020)

I. PURPOSE

The Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of the Company, shall provide assistance to the directors of the Company in fulfilling their responsibility to the stockholders relating to corporate accounting matters, the financial reporting practices of the Company, and the quality and integrity of the financial reports of the Company.  The Audit Committee's purpose is to:

1. Assist the Board's oversight of:

(a) the reliability and integrity of the Company's financial statements, accounting policies, financial reporting and disclosure practices;

(b) the establishment and maintenance of processes to assure compliance with all relevant laws, regulations, and Company policies, including a process for receipt of complaints and concerns regarding accounting, internal control or auditing matters;

(c) the engagement, compensation, performance, qualifications and independence of the Company's independent auditors, their conduct of the annual independent audit of the Company's financial statements, and their engagement for all other services; and

(d) the functioning of the Company's system of internal accounting and financial controls.

2. Provide an open avenue of communication between the internal accounting department, the independent auditors, the Company's financial and senior management and the Board.

3. Prepare the report of the Audit Committee required by the rules of the Securities and Exchange Commission ("SEC"), as applicable.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company, the Company's internal accounting department and the Company's independent auditors.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal accounting department, and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent auditors.

II. STRUCTURE AND OPERATION

Composition and Qualifications

The Committee shall consist of at least three (3) members of the Board.  Except as otherwise permitted by applicable rules and regulations, each of the members of the Committee shall, in the judgment of the Board, meet (i) the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the "1934 Act") and any other rules and regulations promulgated by the SEC thereunder; and (ii) the independence requirements of the rules of any applicable stock exchange or quotation system upon which the Company's shares are listed from time to time.  One or more members of the Committee, as required by the applicable rules and regulations, shall be, in the judgment of the Board, an "audit committee financial expert," as such term is defined in Rule 309 of the 1934 Act and the rules and regulations promulgated by the SEC thereunder, and be able to read and understand fundamental financial statements.

Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company.  In addition, the Committee shall have the authority to request any officer, director or employee of the Company, the Company's outside legal counsel and the independent auditors to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent auditors in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors engaged (including resolution of disagreements between the Company's management and the independent auditors regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attestation services for the Company.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement delineating all relationships between the independent auditors and the Company and its subsidiaries (the ''Statement as to Independence''), addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in Independence Standards Board Standard No. 1.

The Audit Committee shall ensure that the independent auditors submit to the Company annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent auditors for the most recent fiscal years, in the aggregate and by each service.

Appointment and Removal

The members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal.  Any member of the Committee may be removed, with or without cause, by majority vote of the Board at any time.  However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to satisfy any applicable standards as required in Section II above of this Charter.  Vacancies on the Committee will be filled by the Board.

Chairperson

The Board may appoint one member of the Committee to serve as Chair of the Committee, to convene and chair all regular and special sessions of the Committee, set the agendas for Committee meetings, to determine and communicate to management and the full Board the information needs of the Committee, and to report Committee determinations and actions on behalf of the Committee to the full Board.  If the Board fails to appoint a Chair, the members of the Committee shall elect a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee.  If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board.  The Committee shall also appoint a secretary who need not be a director.  All requests for information from the Company or the independent auditors shall be made through the Chair.

Delegation to Subcommittees

The Committee may delegate its duties and responsibilities to a subcommittee consisting of one or more members of the Committee.  Any delegation may be made only to the extent permitted by applicable rules, regulations, and the Company's constating documents.

III. COMMITTEE MEETINGS

The Chair shall preside at each meeting of the Committee and set the agendas for the Committee meetings.  The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company's constating documents or this Charter.

The Committee shall meet (in person or by telephonic meeting) as often as may be deemed necessary or appropriate, generally at least four times annually, or more frequently as circumstances dictate.  The Committee shall meet periodically with management and the independent auditors and, if necessary, in separate executive sessions with only the independent auditors and Committee members present, or with only management and Committee members present, to discuss any matters that the Committee believes should be discussed privately.  The Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company's records.

Except as otherwise required by the constating documents of the Company, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee.  The Committee may also act by unanimous written consent in lieu of a meeting.

All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote.  The Committee may, at its discretion, include in its meetings members of the Company's management, representatives of the Company's outside advisors, any other personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate.  Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non-management director who is not a member of the Committee.

The Chair of the Committee shall report to the Board following meetings of the Committee and as otherwise requested by the Board.

IV. DUTIES AND RESPONSIBILITIES

The Committee's role is one of oversight.  The Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditors, in accordance with its business judgment.  In discharging its oversight role, the Committee encourages free and open communication among the Committee, the Company's independent auditors, and management, and is empowered to investigate any matter brought to its attention with all requisite access to all books, records, facilities and personnel of the Company and to the Company's auditors and outside legal counsel.

The following functions and responsibilities are set forth as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions.

To fulfill its responsibilities and duties, the Committee is expected to:

General

1. Develop and maintain free and open means of communication with the Board, the Company's independent auditors, the Company's internal auditors, if any, and the financial and general management of the Company.

2. Perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's constating documents and applicable laws and regulations.

3. Review and reassess, at least annually, the adequacy of this Charter and submit any recommended changes to the Board for its consideration.

4. Report its findings regularly to the Board, including any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, and the performance and independence of the Company's independent auditors.

5. Maintain minutes and other records of meetings and activities of the Committee.

Financial Statements and Published Information

6. Review filings with the governmental bodies, including without limitation the SEC, and other published documents containing the Company's financial statements, including any certification, report, opinion or review rendered by the independent auditors, or any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

7. Review and discuss with management and the independent auditors the annual and quarterly financial statements prior to their filing, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and a discussion with the independent auditors (i) all significant matters related to the independent auditors' review of the financial statements and (ii) the matters required to be communicated by applicable auditing standards.

8. Make a recommendation to the Board regarding the inclusion of the audited annual financial statements in the Company's annual report and interim financial statements in the Company's quarterly reports.

9. Consider and review with management, the Chief Financial Officer and/or the Controller, and the independent auditors:

(a) significant findings during the year, including the status of previous audit recommendations, and management's responses thereto;

(b) any audit problems or difficulties encountered in the course of audit work including any restrictions on the scope of activities or access to required information;

(c) any changes required in the planned scope of the audit plan;

(d) the overall scope and plans for the audit (including the audit budget and the adequacy of compensation and staffing); and

(e) the coordination of audit efforts to monitor completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

10. Oversee the services rendered by the independent auditors (including the resolution of disagreements between management and the independent auditors regarding preparation of financial statements).

11. Prepare and include in the Company's filings any report from the Committee or other disclosures as required by applicable laws and regulations.

Performance and Independence of Independent Auditor

12. On an annual basis, request from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1 and with all applicable laws, rules and regulations.  The Committee shall review the qualification, performance and independence of the independent auditor annually and make determinations regarding the appointment or termination of the independent auditor.  The Committee shall actively engage in a dialogue with the Company's management and independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors from management and the Company and take appropriate action in response to the outside auditors' report to satisfy itself of the independent auditor's objectivity and independence.  The Committee shall also:

(a) confirm with the independent auditors that the independent auditors are in compliance with the partner rotation requirements established by applicable laws and regulations;

(b) consider whether, in the interest of assuring continuing independence of the independence auditors, the Company should regularly rotate its independent auditors;

(c) set clear policies for the Company's hiring of employees or former employees of the independent auditors; and

(d) if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditors.

13. At least annually, obtain and review a written report by the independent auditors describing all relationships between the Company and the independent auditors and discuss the independent auditor's internal quality-control procedures, and any material issues raised by the most recent peer review.

Review of Services and Audit by Independent Auditor

14. Have the sole authority and responsibility to appoint, evaluate, determine the compensation of and, where appropriate, replace the independent auditor.  The Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.  The independent auditor shall report directly to the Committee, and the Committee's responsibility includes the resolution of disagreements between management and the independent auditors regarding financial reporting.

15. Consider and pre-approve all auditing and non-audit services provided by the independent auditors.  The Committee may delegate the authority to grant pre-approvals to one or more members of the Committee, whose decisions must be presented to the full Committee at its scheduled meetings.

16. Following completion of the annual audit, review with management, the independent auditors and the internal accounting department:

(a) the Company's annual financial statements and related footnotes;

(b) the independent auditors' audit of the financial statements and the report thereon;

(c) any significant changes required in the independent auditors' audit plan; and

(d) other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

17.  Reviewing with the independent auditors, as required by applicable laws and regulations:

(a) all critical accounting policies and practices used by the Company;

(b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors; and

(c) other material communications between the independent auditors and management, such as any management letters or schedule of unadjusted differences.

Financial Reporting Process

1. Review the activities, organizational structure, staffing and qualifications of the internal audit function, if any.

2. The Committee shall review and approve any material off-balance sheet arrangements or other material financial arrangements of the Company that do not appear on the financial statements of the Company.

3. Review and discuss periodically with management and the independent auditors:

(a) the adequacy and effectiveness of the Company's internal controls over financial reporting and disclosure controls and procedures;

(b) all significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data;

(c) the integrity of its financial reporting processes;

(d) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

(e) the adequacy of its risk management programs and policies, including recommendations for any improvements in these areas.

4. Establish regular and separate systems of reporting to the Committee by each of management, the independent auditors and internal accounting department regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

5. Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning.  Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

6. Review with the Company's counsel any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company's compliance policies, and programs and reports received from regulators.

7. Meeting periodically with management, the internal auditors, if any, and the independent auditors in separate executive sessions to discuss matters which the Committee or these groups believe should be discussed privately.

Ethical and Legal Compliance/General

8. Review periodically with the Company's general counsel any legal and regulatory matters that may have a material impact on the Company's financial statements.

9. Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

10. The Committee shall review and approve any transactions or courses of dealing with related parties.